April 14, 2006


Lawrence B. Stoller, Esq.
Executive Vice President and General Counsel
Cohen & Steers Capital Management, Inc.
757 Third Avenue
New York, New York 10017

Re:  	Cohen & Steers Asia Pacific Realty Fund, Inc.
	SEC File Numbers:  333-132537; 811-21871

Dear Mr. Stoller:

      We have reviewed the registration statement on Form N-2 filed on behalf of Cohen & Steers Asia Pacific Realty Fund, Inc. (the "Fund") on March 17, 2006. The Fund filed the registration statement to register common shares. We have the following comments.

Prospectus

Investment Objective and Policies, page 1

1.	The prospectus states, "Under normal market conditions, the
Fund
will invest at least 80%, and generally substantially all, of its net assets in a portfolio of equity securities issued by Asia Pacific real estate companies ("Asia Pacific Real Estate Equity Securities").
Asia Pacific Real Estate Equity Securities include common stocks and other equity securities issued by Asia Pacific real estate companies, such as real estate investment trusts ("REITs") and companies operating under similar REIT-like structures ("Asia Pacific Real Estate Companies")." In the Statement of Additional Information, please state that the above 80% net asset test also includes amounts borrowed for investment purposes. In the prospectus, please provide a list of Asia-Pacific countries and a clearer understanding of where the Fund expects to invest.

2.  	In a letter to the staff, please confirm that the Fund has no current intention of issuing preferred stock.

Securities Issued By Asia Pacific Real Estate Companies, page 2

3.	The prospectus states, "The Fund defines an Asia Pacific Real
Estate Company as a company that (1) is organized in or has its principal office in an Asia Pacific country; (2) has a significant amount of assets or investments in one or more Asia Pacific countries; or (3) conducts a significant amount of its business operations in one or more Asia Pacific countries." (Emphasis added.)
Please clarify the meaning of "significant," including that the proportion used will be at least 50%, in order for the investments to be deemed to be tied economically to such region.

Other Securities, page 2
4.	The prospectus states, "Under normal market conditions, the
Fund
may invest up to 20% of its total assets in non-Asia Pacific real estate equity securities." (Emphasis added.) Please use initial capitalization on the bolded text so as to indicate the term as being previously defined.
Tax Considerations, page 9

5.	The prospectus states, "In the event that more than 50% of
the
value of the assets of the Fund at the close of the taxable year consists of stocks or securities of foreign corporations, the Fund may make an election to pass through to its stockholders a credit or deduction for foreign taxes paid by it. Because of the fact-specific nature of the inquiry, the Fund cannot predict at this time what portion of dividends it will receive from foreign corporations will be eligible for the reduced U.S. rates of taxation applicable to qualified dividend income." If the pass through election would have particular significance on shares held in an IRA account, please disclose such fact in the prospectus. Also, if the Fund believes that it is likely that a significant portion of dividends it will receive from foreign corporations will not be eligible for reduced U.S. rates, please disclose.

Subadvisor, page 26

6.	The prospectus states, "The Fund is the first registered
investment company for which the Subadvisor serves in an investment advisory or subadvisory capacity." Please disclose whether the subadvisor has any other investment advisory experience. Also, in discussing the various members of the investment team, please further clarify each person`s role on the committee, team, or other group (e.g., lead member), including a description of any limitations on the person`s role and the relationship between the person`s role and the roles of other persons who have responsibility for the day-to-day management of the Fund`s portfolio.

Statement of Additional Information (SAI)

Method to Determine Compensation, page 17

7.	The SAI states, "The Investment Manager compensates its
portfolio managers based primarily on the scale and complexity of their portfolio responsibilities and the total return performance of managed funds and accounts versus appropriate peer groups or benchmarks." Please disclose the benchmarks used in determining compensation of the portfolio managers of the Investment Manager and
Subadvisor.  See Item 21.2 of Form N-2.

8.	Page 17 states, "While the salaries of the Investment Manager portfolio managers are comparatively fixed, cash bonuses and stock-based compensation may fluctuate significantly from year to year, based on changes in manager performance and other factors as described herein." Please clarify the meaning of "comparatively fixed" on pages 17 and 18.

General

9.	We note that portions of the filing are incomplete.  We may
have
additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

10.	If you intend to omit certain information from the form of
prospectus included with any registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

11.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

12. 	Response to this letter should be in the form of a pre-
effective
amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

13.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, please furnish a letter acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*     *     *     *     *     *     *     *

      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

      Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

                                   				Sincerely,


                                   				Keith A.
O`Connell
                                   				Senior
Counsel



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